# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: abrdn Emerging Markets ex Chin, CIK 0000846676
CUSIP: 00301W105
Title of class of securities: Mutual Fund COM
Address of issuer's principal executive offices: SUITE 200, 1900 MARKET STREET, PHILADELPHIA, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001890906-25-000144
Filed by CIK 0001890906

## Reporting persons
- Allspring Global Investments Holdings, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,645,558; shared voting power 0; sole dispositive power 2,685,723; shared dispositive power 0; aggregate amount beneficially owned 2,685,723 (6.6% of the class)

## Item 1. Issuer
Name of issuer: abrdn Emerging Markets ex Chin
Address of issuer's principal executive offices: SUITE 200, 1900 MARKET STREET, PHILADELPHIA, US-PA, 19103, US

## Item 2. Person Filing
Name of person filing: Allspring Global Investments Holdings, LLC
Address of principal business office or, if none, residence: 1415 Vantage Park Drive, Charlotte, 28203, North Carolina, United States
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,685,723
Percent of class: 6.6
Sole power to vote or to direct the vote: 2,645,558
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,685,723
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The securities as to which this Schedule is filed are owned of record by clients of one or more investment Advisers identified in Exhibit A directly or indirectly owned by Allspring Global Investments Holdings, LLC. Those Clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds for the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows:
None

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A
Subsidiary
Allspring Global Investments, LLC* - IA
Allspring Funds Management, LLC - IA
*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this schedule 13G.

## Signatures
- Allspring Global Investments Holdings, LLC: Jennifer Grunberg, Senior Compliance Manager (04/13/2026)